Exhibit (a)(5)(ii)

Globalive Communications Corp. Extends Tender Offer for Yak Communications Inc.

TORONTO, ONTARIO – October 31, 2006 – Globalive Communications Corp. today extended its previously announced $5.25 net per share tender offer for all of the common stock of Yak Communications Inc. (Nasdaq: YAKC), until noon, New York City time, on November 6, 2006, unless further extended.

The tender offer was previously set to expire at midnight, New York City time, on October 30, 2006.

As of midnight, New York City time, on October 30, 2006, 11,962,405 shares had been tendered in and not withdrawn from the offer (including 334,801 shares tendered by guaranteed delivery), or approximately 92% of the outstanding shares.

About Globalive Communications Corp.

Globalive Communications Corp. is a leading provider of next generation telecommunications solutions globally. The company develops innovative applications and delivers first-rate services to clients internationally. Globalive leads the market in hospitality operator services, audio and web conferencing, VoIP, wireless services, hospitality high speed Internet, billing and clearing of call records, competitive payphone services, and low-cost long distance calling for both hotels and residential clients. Globalive is now featuring globaliveInteractive solutions, which is comprised of interactive web, television and mobile applications (including competitions, contests, promotions, polls, text and IVR voting, text-to-screen and news alerts), as well as rich, varied content and full wireless infrastructure. For more information, please visit www.globalive.com or www.canopco.com.

Important Information

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation to sell any securities. The solicitation and the offer to purchase shares of Yak Communications Inc. common stock is made only pursuant to an offer to purchase and related materials that Globalive Communications Corp. and Yakquisition Corp. filed with the Securities and Exchange Commission on October 3, 2006, as amended. Yak shareholders are urged to read these materials carefully because such materials contain important information, including the terms and conditions of the offer. Yak shareholders may obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other documents filed by Globalive and Yakquisition at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Globalive and Yakquisition may be obtained free of charge from Mellon Investor Services LLC, the information agent for the tender offer, at 1-888-684-1236 (toll free from within the U.S., Canada and Puerto Rico) or 1-201-680-6579 (collect from outside the U.S.).

Media Contact

Jessica Martin

PRofile Communications

416-509-2699

jessica@profilecommunications.ca